FINANCIAL SUMMARY

FY2010
(April 1, 2009 through March 31, 2010)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

Cautionary Statement

Consolidated financial information in this report is prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2010.

FY2010 Consolidated Financial Results

 (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
English translation from the original Japanese-language document

 May 11, 2010
Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL	:	http://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Naoki Kojima, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 24, 2010
Payment date of cash dividends	:	June 25, 2010
Filing date of financial statements	:	June 25, 2010

(Amounts are rounded to the nearest million yen for consolidated results)
1.  Consolidated Results for FY2010 (April 1, 2009 through March 31, 2010)
(1) Consolidated financial results	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2010	18,950,973	-7.7	147,516	—	291,468	—	209,456	—
FY2009	20,529,570	-21.9	-461,011	—	-560,381	—	-436,937	—

	Net income attributable to Toyota Motor Corporation per share - Basic	Net income attributable to Toyota Motor Corporation per share - Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2010	66.79	66.79	2.1	1.0	0.8
FY2009	-139.13	-139.13	-4.0	-1.8	-2.2
Reference: Equity in earnings of affiliated companies: FY2010  45,408 million yen,  FY2009  42,724 million yen
(Note) “Net income attributable to Toyota Motor Corporation” is equivalent to “Net income” up to FY2009

(2) Consolidated financial position
	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2010	30,349,287	10,930,443	10,359,723	34.1	3,303.49
FY2009	29,062,037	10,600,737	10,061,207	34.6	3,208.41

(3) Consolidated cash flows
	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2010	2,558,530	-2,850,184	-277,982	1,865,746
FY2009	1,476,905	-1,230,220	698,841	2,444,280

2.  Cash dividends
	Cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual	Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity
	Yen	Yen	Yen	Yen	Yen	Million Yen	%	%
FY2009	—	65.00	—	35.00	100.00	313,551	—	2.9
FY2010	—	20.00	—	25.00	45.00	141,120	67.4	1.4
FY2011 (forecast)	—	—	—	—	—		—

3.  Forecast of consolidated results for FY2011 (April 1, 2010 through March 31, 2011)
(% of change from FY2010 First Half or FY2010)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share - Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2011 First Half (for the six months ending September 30, 2010)	9,400,000	12.2	100,000	—	130,000	—	150,000	—	47.83
FY2011	19,200,000	1.3	280,000	89.8	330,000	13.2	310,000	48.0	98.85

4.  Others
(1)	Changes in significant subsidiaries during FY2010
(Changes in specified subsidiaries that caused a change in the scope of consolidation): yes
New:     None                     Excluded: 1 company (Company name: XTMCA Ltd.)
Note: For more details, please see page 7 “2.Overview of Associated Companies”.

(2)	Changes in accounting principles, procedures, and disclosures during FY2010
(i) Changes by a newly issued accounting pronouncement: yes
(ii) Changes other than (2)-(i) above: none
Note: For more details, please see page 16 “(6) Summary of significant accounting policies”.

(3)	Number of shares issued and outstanding (common stock)
(i) Number of shares issued and outstanding at the end of each fiscal year (including treasury stock) : FY2010 3,447,997,492 shares, FY2009 3,447,997,492 shares
(ii) Number of treasury stock at the end of each fiscal year: FY2010 312,002,149 shares, FY2009 312,115,017 shares
(iii) Average number of shares issued and outstanding in each fiscal year: FY2010 3,135,986,228 shares, FY2009 3,140,417,338 shares

Reference: Overview of the Unconsolidated Financial Results

FY2010 Unconsolidated Financial Results

 (Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)
English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)
1. Unconsolidated results for FY2010 (April 1, 2009 through March 31, 2010)
(1) Unconsolidated financial results	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2010	8,597,872	-7.3	-328,061	—	-77,120	—	26,188	-53.8
FY2009	9,278,483	-23.2	-187,918	—	182,594	-88.4	56,649	-95.0

	Net income per share - Basic	Net income per share - Diluted
	Yen	Yen
FY2010	8.35	8.35
FY2009	18.04	18.04

(2) Unconsolidated financial position
	Total assets	Net assets	Equity ratio	Net assets per share
	Million yen	Million yen	%	Yen
FY2010	10,350,776	6,637,692	64.0	2,113.70
FY2009	9,163,662	6,651,917	72.5	2,118.98
Reference: Equity at the end of FY2010: 6,628,542 million yen,  Equity at the end of FY2009: 6,644,861 million yen

2. Forecast of unconsolidated results for FY2011 (April 1, 2010 through March 31, 2011)

(% of change from FY2010 First Half or FY2010)
	Net revenues		Operating income		Ordinary income		Net income		Net income per share - Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2011 First Half (for the six months ending September 30, 2010)	—	—	—	—	—	—	—	—	—
FY2011	8,600,000	0.0	-340,000	—	30,000	—	60,000	129.1	19.13

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
Consolidated financial information in this report is prepared in accordance with accounting principles generally accepted in the United States of America.  Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2010.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Business Results

(1)	Consolidated Financial Results for FY2010

Financial Results

During FY2010, the world economy bottomed out partially due to the effect of economic stimulus measures undertaken in various countries, and business began to pick up in Asia and other regions. The Japanese economy also showed strong signs of recovery due to the increase in exports, especially to Asia, and the implementation of emergency economic measures.  However, the recovery of the Japanese economy has not become self-sustaining yet as unemployment rate is still at a high level and prices remain deflationary.
In the automotive industry, the market continued to expand in China, India and other emerging countries. Meanwhile, the overall market conditions in the developed countries were difficult due to changes in the market structure resulting from shifts in consumer demand to compact cars and low-priced cars, despite government efforts to stimulate demand.
Under these conditions, consolidated vehicle sales in Japan and overseas decreased by 330 thousand units, or 4.4%, to 7,237 thousand units in FY2010 compared with FY2009 (April 1, 2008 through March 31, 2009).  Vehicle sales in Japan increased by 218 thousand units, or 11.2%, to 2,163 thousand units in FY2010 compared with FY2009, primarily as a result of the active introduction of new products and the efforts of dealers nationwide. Toyota and Lexus brands’ market share excluding mini-vehicles was 48.2%, and market share (including Daihatsu and Hino brands) including mini-vehicles was 44.3%, each representing a record high.  Meanwhile, overseas vehicle sales decreased by 548 thousand units, or 9.7%, to 5,074 thousand units in FY2010 compared with FY2009, because of the sales decline in Europe and other regions despite the sales expansion in Asia.
As for the results of operations, net revenues decreased by 1,578.6 billion yen, or 7.7%, to 18,950.9 billion yen in FY2010 compared with FY2009, however, operating income increased by 608.5 billion yen to 147.5 billion yen in FY2010 compared with FY2009.  Among the factors contributing to an increase in operating income were the effects of cost reduction efforts of 520.0 billion yen, reduction in fixed cost of 470.0 billion yen, increased profits from financial services (excluding primarily valuation gains on interest rate swaps stated at fair value) of 270.0 billion yen, and other factors of 38.5 billion yen. On the other hand, factors resulting in a decrease in operating income primarily included the effects of sales volume and mix of 370.0 billion yen and changes in exchange rates of 320.0 billion yen.  Income before income taxes and equity in earnings of affiliated companies increased by 851.8 billion yen to 291.4 billion yen in FY2010 compared with FY2009.  Net income attributable to Toyota Motor Corporation increased by 646.4 billion yen to 209.4 billion yen in FY2010 compared with FY2009.

* “Net income attributable to Toyota Motor Corporation” is equivalent to “Net income” up to FY2009.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Segment Operating Results

(i) Automotive:
Net revenues for the automotive operations decreased by 1,367.3 billion yen, or 7.4%, to 17,197.4 billion yen in FY2010 compared with FY2009. However, operating loss decreased by 308.5 billion yen to 86.3 billion yen in FY2010 compared with FY2009.  The decrease in operating loss was mainly due to cost reduction efforts and reduction in fixed costs, despite decreases in both production volume and vehicle unit sales, and the effects of changes in exchange rates.

(ii) Financial services:
Net revenues for the financial services operations decreased by 132.1 billion yen, or 9.6%, to 1,245.4 billion yen in FY2010 compared with FY2009. However, operating income increased by 318.9 billion yen to 246.9 billion yen in FY2010 compared with FY2009.  The increase in operating income was mainly due to decreases in the provision for credit losses, net charge-offs and allowance for residual value losses and the recording of valuation gains on interest rate swaps stated at fair value by sales finance subsidiaries.

(iii) All other:
Net revenues for all other businesses decreased by 237.3 billion yen, or 20.0%, to 947.6 billion yen in FY2010 compared with FY2009, and operating income decreased by 18.8 billion yen, to an operating loss of 8.9 billion yen in FY2010 compared with FY2009.

Geographic Information

(i) Japan:
Net revenues in Japan decreased by 966.4 billion yen, or 7.9%, to 11,220.3 billion yen in FY2010 compared with FY2009. However, operating loss decreased by 12.3 billion yen to 225.2 billion yen in FY2010 compared with FY2009.  The decrease in operating loss was mainly due to cost reduction efforts and reduction in fixed costs, despite the effects of changes in exchange rates and decreases in both production volume and vehicle exports.

(ii) North America:
Net revenues in North America decreased by 552.4 billion yen, or 8.9%, to 5,670.5 billion yen in FY2010 compared with FY2009. However, operating income increased by 475.6 billion yen to 85.4 billion yen in FY2010 compared with FY2009.  The increase in operating income was mainly due to decreases in the provision for credit losses, net charge-offs and allowance for residual value losses and the recording of valuation gains on interest rate swaps stated at fair value by sales finance subsidiaries, reduction in fixed costs, and cost reduction efforts.

(iii) Europe:
Net revenues in Europe decreased by 866.1 billion yen, or 28.7%, to 2,147.0 billion yen in FY2010 compared with FY2009. However, operating loss decreased by 110.3 billion yen to 33.0 billion yen in FY2010 compared with FY2009.  The decrease in operating loss was mainly due to reduction in fixed costs and cost reduction efforts, despite decreases in both production volume and vehicle unit sales.

(iv) Asia:
Net revenues in Asia decreased by 64.0 billion yen, or 2.4%, to 2,655.4 billion yen in FY2010 compared with FY2009. However, operating income increased by 27.5 billion yen, or 15.6%, to 203.6 billion yen in FY2010 compared with FY2009.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania and Africa):
Net revenues in other regions decreased by 209.1 billion yen, or 11.1%, to 1,673.8 billion yen in FY2010 compared with FY2009. However, operating income increased by 27.9 billion yen, or 31.9%, to 115.5 billion yen in FY2010 compared with FY2009.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2)	Consolidated Financial Position for FY2010

Cash flows from operating activities resulted in an increase in cash by 2,558.5 billion yen in FY2010.  Net cash provided by operating activities increased by 1,081.6 billion yen from 1,476.9 billion yen in FY2009.  Cash flows from investing activities resulted in a decrease in cash by 2,850.1 billion yen in FY2010.  Net cash used in investing activities decreased by 1,619.9 billion yen from 1,230.2 billion yen in FY2009.  Cash flows from financing activities resulted in a decrease in cash by 277.9 billion yen in FY2010.  Net cash provided by financing activities decreased by 976.7 billion yen from 698.8 billion yen in FY2009.  After taking into account the effect of changes in exchange rates, cash and cash equivalents decreased by 578.5 billion yen, or 23.7%, to 1,865.7 billion yen at the end of FY2010 compared with the end of FY2009.
Regarding the consolidated cash flows by segment for FY2010, in non-financial services business, net cash provided by operating activities was 1,842.2 billion yen, net cash used in investing activities was 2,139.0 billion yen and net cash used in financing activities was 16.6 billion yen.  Meanwhile, in the financial services business, net cash provided by operating activities was 814.8 billion yen, net cash used in investing activities was 626.6 billion yen and net cash used in financing activities was 444.3 billion yen.

(3)	Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2010

Toyota Motor Corporation (“TMC”) deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value.
TMC will strive to continue to pay dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.
In order to survive stiff competition, TMC plans to utilize its internal funds for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.
Considering these factors, with respect to the dividends for FY2010, TMC plans to propose a year-end dividend of 25 yen per share, and an annual dividend of 45 yen per share, combined with the interim dividend of 20 yen per share.
TMC pays dividends twice a year – an interim dividend and a year-end dividend –, and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the 106th Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.
In FY2010, TMC did not repurchase its own shares, excluding shares constituting less than one unit that were purchased by TMC upon request.
Going forward, in view of the uncertain condition of the global financial markets, TMC will not repurchase its own shares for the time being to prioritize securing its cash reserves.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(4)	Forecast of Consolidated Financial Results for FY2011

As for our future business environment, the economy in Asia is expected to recover, particularly in China, and the economy in developed markets are expected to gradually pick up. However, concerns for economic downturn, such as credit crunches in financial markets, decreasing employment rates and increasing raw material prices, will still remain. The Japanese economy is expected to continue to recover backed by recovering economies overseas and the effects of emergency economic measures. However, concerns remain owing to the possibility of economic downturn overseas and deflationary effects in addition to difficult employment situations. While the automotive market is expected to expand over the medium- to long-term particularly in resource-rich countries and emerging countries, competition in the automotive market is intense globally, as shown in the fierce competition with respect to compact cars and low-price cars, and the acceleration in development of technologies and introduction of new products while environmental awareness is growing throughout the world.
Under these circumstances, the current forecast of consolidated financial results for the next fiscal year ending March 31, 2011 is set forth below.  This forecast assumes average exchange rates through the fiscal year of 90 yen per US$1 and 125 yen per 1 Euro.

Forecast of consolidated results for FY2011

Net revenues	19,200.0 billion yen	(an increase of 1.3% compared with FY2010)
Operating income	280.0 billion yen	(an increase of 89.8% compared with FY2010)
Income before income taxes and equity in earnings of affiliated companies	330.0 billion yen	(an increase of 13.2% compared with FY2010)
Net income attributable to Toyota Motor Corporation	310.0 billion yen	(an increase of 48.0% compared with FY2010)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
When using the forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements on page 2.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Overview of Associated Companies

“Overview of Associated Companies” has been omitted, as there were no significant changes from the “Organizational Structure (Description of Business)” or the “Overview of Associated Companies” in the most recent Securities Report issued in Japan (filed on June 24, 2009).
XTMCA Ltd., which was a specified subsidiary, has been liquidated on October 13, 2009.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3. Management Policy

(1)	Toyota’s Basic Management Policy

“Management Policy” has been omitted, as there were no significant changes from the matters disclosed in the “Financial Summary” for the fiscal year ended March 31, 2007 (released on May 9, 2007).
The aforementioned information is available on the following Web sites.
Toyota Web site:
http://www.toyota.co.jp
Tokyo Stock Exchange Group, Inc. Web site (listed company search page):
http://www.tse.or.jp/listing/compsearch/index.html (Japanese only)

(2)	Medium- and Long-term Management Strategy

The automotive market is expected to undergo significant changes in the future. The Toyota Group as a whole will make an even greater effort to address the following, in order to respond to the changing environment and realize further development.
First, by revisiting our fundamental principle of “Customer First,” all of our executives and employees in Japan and overseas will “humbly” listen to the opinions and demands of customers, prioritize safety and quality of vehicles, and strive “to manufacture safe and secure automobiles.”
Second, we intend to manufacture products, giving the foremost priority to customer safety and sense of security and focusing on price and design from the customers’ perspective, including the designing of a development process that ensure product safety and quality, and building of a product lineup that meet the demands of customers in each region, including emerging countries. In addition, we intend to pursue regional strategies suited to our capability and appreciated by customers and regional societies.
Third, we will promote R&D on environmental and energy technology for next-generation that contributes to the development of society. Examples include developing a low-cost hybrid system for its widespread use, and promoting the business strategies to expand the business of electric vehicles and plug-in hybrid vehicles.
Fourth, we will promote human resource development to support completeness and self-reliance in each region and continue to pursue “good automobile manufacturing.”
Fifth, we will establish a sustainable and stable profit structure through these business reforms and human resource developments under the challenging business environment.
Through these efforts, Toyota is working to enhance its corporate value by revisiting the Company’s founding mission of “Contributing to society through automobile manufacturing,” and by making every effort to provide “good products at affordable prices” based on the principles of “Customer First” and “Genchi Genbutsu.” And, through further enhancement of corporate transparency and full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Consolidated Production and Sales

(1) Production
(Units)
Business segment		FY2009 (April 1, 2008 through March 31, 2009)	FY2010 (April 1, 2009 through March 31, 2010)	Increase (Decrease)
	Japan	4,254,984	3,956,996	(297,988)
	North America	919,125	1,041,833	122,708
Automotive	Europe	481,512	432,626	(48,886)
	Asia	946,806	1,021,019	74,213
	Other	448,605	356,966	(91,639)
	Total	7,051,032	6,809,440	(241,592)
Other	Housing	4,856	4,727	(129)

Note:	1 Production in “Automotive” indicates production units of vehicles (new). 2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

(Units)
Business segment		FY2009 (April 1, 2008 through March 31, 2009)	FY2010 (April 1, 2009 through March 31, 2010)	Increase (Decrease)
	Japan	1,944,823	2,162,418	217,595
	North America	2,212,254	2,097,374	(114,880)
Automotive	Europe	1,061,954	858,390	(203,564)
	Asia	904,892	979,651	74,759
	Other	1,443,433	1,139,329	(304,104)
	Total	7,567,356	7,237,162	(330,194)
Other	Housing	5,442	5,281	(161)

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new). 2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5. Breakdown of consolidated net revenues
(Amount:  million yen)
Business segment		FY2009 (April 1, 2008 through March 31, 2009)	FY2010 (April 1, 2009 through March 31, 2010)	Increase (Decrease)
	Vehicles	15,635,490	14,309,595	(1,325,895)
	Parts & components for overseas production	298,176	355,273	57,097
Automotive
	Parts	1,575,316	1,543,941	(31,375)
	Other	1,041,519	978,499	(63,020)
	Total	18,550,501	17,187,308	(1,363,193)
Financial services	—	1,355,850	1,226,244	(129,606)
	Housing	148,985	136,673	(12,312)
Other	Telecommunications	52,520	44,288	(8,232)
	Other	421,714	356,460	(65,254)
	Total	623,219	537,421	(85,798)
Total		20,529,570	18,950,973	(1,578,597)
Note: The amounts represent net revenues from external customers.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

6. Consolidated Financial Statements

(1) Consolidated Balance Sheets
(Amount: million yen)
	FY2009 (As of March 31, 2009)	FY2010 (As of March 31, 2010)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,444,280	1,865,746	(578,534)
Time deposits	45,178	392,724	347,546
Marketable securities	495,326	1,793,165	1,297,839
Trade accounts and notes receivable, less allowance for doubtful accounts of	1,392,749	1,886,273	493,524
¥15,034 million as of March 31, 2009 and ¥13,735 million as of March 31, 2010
Finance receivables, net	3,891,406	4,209,496	318,090
Other receivables	332,722	360,379	27,657
Inventories	1,459,394	1,422,373	(37,021)
Deferred income taxes	605,331	632,164	26,833
Prepaid expenses and other current assets	632,543	511,284	(121,259)
Total current assets	11,298,929	13,073,604	1,774,675
Noncurrent finance receivables, net	5,655,545	5,630,680	(24,865)
Investments and other assets:
Marketable securities and other securities investments	2,102,874	2,256,279	153,405
Affiliated companies	1,826,375	1,879,320	52,945
Employees receivables	69,523	67,506	(2,017)
Other	707,110	730,997	23,887
Total investments and other assets	4,705,882	4,934,102	228,220
Property, plant and equipment:
Land	1,257,409	1,261,349	3,940
Buildings	3,633,954	3,693,972	60,018
Machinery and equipment	9,201,093	9,298,967	97,874
Vehicles and equipment on operating leases	2,836,881	2,613,248	(223,633)
Construction in progress	263,602	226,212	(37,390)
Subtotal	17,192,939	17,093,748	(99,191)
Less – Accumulated depreciation	(9,791,258)	(10,382,847)	(591,589)
Total property, plant and equipment, net	7,401,681	6,710,901	(690,780)
Total assets	29,062,037	30,349,287	1,287,250

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Amount: million yen)
	FY2009 (As of March 31, 2009)	FY2010 (As of March 31, 2010)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,617,672	3,279,673	(337,999)
Current portion of long-term debt	2,699,512	2,218,324	(481,188)
Accounts payable	1,299,455	1,956,505	657,050
Other payables	670,634	572,450	(98,184)
Accrued expenses	1,540,681	1,735,930	195,249
Income taxes payable	51,298	153,387	102,089
Other current liabilities	710,041	769,945	59,904
Total current liabilities	10,589,293	10,686,214	96,921
Long-term liabilities:
Long-term debt	6,301,469	7,015,409	713,940
Accrued pension and severance costs	634,612	678,677	44,065
Deferred income taxes	642,293	813,221	170,928
Other long-term liabilities	293,633	225,323	(68,310)
Total long-term liabilities	7,872,007	8,732,630	860,623
Total liabilities	18,461,300	19,418,844	957,544

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value,	397,050	397,050	—
authorized: 10,000,000,000 shares as of March 31, 2009 and March 31, 2010 issued: 3,447,997,492 shares as of March 31, 2009 and March 31, 2010
Additional paid-in capital	501,211	501,331	120
Retained earnings	11,531,622	11,568,602	36,980
Accumulated other comprehensive income (loss)	(1,107,781)	(846,835)	260,946
Treasury stock, at cost,	(1,260,895)	(1,260,425)	470
312,115,017 shares as of March 31, 2009 and 312,002,149 shares as of March 31, 2010
Total Toyota Motor Corporation shareholders’ equity	10,061,207	10,359,723	298,516
Noncontrolling interest	539,530	570,720	31,190
Total shareholders’ equity	10,600,737	10,930,443	329,706
Commitments and contingencies
Total liabilities and shareholders’ equity	29,062,037	30,349,287	1,287,250

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

   (2) Consolidated Statements of Income
(Amount: million yen)
	FY2009 (For the year ended March 31, 2009)	FY2010 (For the year ended March 31, 2010)	Increase (Decrease)
Net revenues:
Sales of products	19,173,720	17,724,729	(1,448,991)
Financing operations	1,355,850	1,226,244	(129,606)
Total net revenues	20,529,570	18,950,973	(1,578,597)
Costs and expenses:
Cost of products sold	17,468,416	15,971,496	(1,496,920)
Cost of financing operations	987,384	712,301	(275,083)
Selling, general and administrative	2,534,781	2,119,660	(415,121)
Total costs and expenses	20,990,581	18,803,457	(2,187,124)
Operating income (loss)	(461,011)	147,516	608,527
Other income (expense):
Interest and dividend income	138,467	78,224	(60,243)
Interest expense	(46,882)	(33,409)	13,473
Foreign exchange gain (loss), net	(1,815)	68,251	70,066
Other income (loss), net	(189,140)	30,886	220,026
Total other income (expense)	(99,370)	143,952	243,322
Income (loss) before income taxes and equity in earnings of affiliated companies	(560,381)	291,468	851,849
Provision for income taxes	(56,442)	92,664	149,106
Equity in earnings of affiliated companies	42,724	45,408	2,684
Net income (loss)	(461,215)	244,212	705,427
Less: Net (income) loss attributable to the noncontrolling interest	24,278	(34,756)	(59,034)
Net income (loss) attributable to Toyota Motor Corporation	(436,937)	209,456	646,393

(Amount: yen)
Net income (loss) attributable to Toyota Motor Corporation per share

Basic	(139.13)	66.79	205.92
Diluted	(139.13)	66.79	205.92

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3)  Consolidated Statements of Shareholders’ Equity
(Amount: million yen)
	FY2009 (For the year ended March 31, 2009)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2008	397,050	497,569	12,408,550	(241,205)	(1,192,437)	11,869,527	656,667	12,526,194
Equity transaction with noncontrolling interests and other							(30,645)	(30,645)
Issuance during the year		3,642				3,642		3,642
Comprehensive loss:
Net loss			(436,937)			(436,937)	(24,278)	(461,215)
Other comprehensive income (loss)
Foreign currency translation adjustments				(381,303)		(381,303)	(18,865)	(400,168)
Unrealized losses on securities, net of reclassification adjustments				(293,101)		(293,101)	(13,590)	(306,691)
Pension liability adjustments				(192,172)		(192,172)	(8,874)	(201,046)
Total comprehensive loss						(1,303,513)	(65,607)	(1,369,120)
Dividends paid to Toyota Motor Corporation shareholders			(439,991)			(439,991)		(439,991)
Dividends paid to noncontrolling interests							(20,885)	(20,885)
Purchase and reissuance of common stock					(68,458)	(68,458)		(68,458)
Balances at March 31, 2009	397,050	501,211	11,531,622	(1,107,781)	(1,260,895)	10,061,207	539,530	10,600,737

(Amount: million yen)
	FY2010 (For the year ended March 31, 2010)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2009	397,050	501,211	11,531,622	(1,107,781)	(1,260,895)	10,061,207	539,530	10,600,737
Equity transaction with noncontrolling interests and other		(2,116)				(2,116)	(2,748)	(4,864)
Issuance during the year		2,236				2,236		2,236
Comprehensive income:
Net income			209,456			209,456	34,756	244,212
Other comprehensive income
Foreign currency translation adjustments				9,894		9,894	5,721	15,615
Unrealized gains on securities, net of reclassification adjustments				176,407		176,407	4,095	180,502
Pension liability adjustments				74,645		74,645	98	74,743
Total comprehensive income						470,402	44,670	515,072
Dividends paid to Toyota Motor Corporation shareholders			(172,476)			(172,476)		(172,476)
Dividends paid to noncontrolling interests							(10,732)	(10,732)
Purchase and reissuance of common stock					470	470		470
Balances at March 31, 2010	397,050	501,331	11,568,602	(846,835)	(1,260,425)	10,359,723	570,720	10,930,443

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(4) Consolidated Statements of Cash Flows

(Amount: million yen)
	FY2009 (For the year ended March 31, 2009)	FY2010 (For the year ended March 31, 2010)
Cash flows from operating activities:
Net income (loss)	(461,215)	244,212
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,495,170	1,414,569
Provision for doubtful accounts and credit losses	257,433	100,775
Pension and severance costs, less payments	(20,958)	1,254
Losses on disposal of fixed assets	68,682	46,937
Unrealized losses on available-for-sale securities, net	220,920	2,486
Deferred income taxes	(194,990)	25,537
Equity in earnings of affiliated companies	(42,724)	(45,408)
Changes in operating assets and liabilities, and other	154,587	768,168
Net cash provided by operating activities	1,476,905	2,558,530
Cash flows from investing activities:
Additions to finance receivables	(8,612,111)	(7,806,201)
Collection of and proceeds from sales of finance receivables	8,155,094	7,517,968
Additions to fixed assets excluding equipment leased to others	(1,364,582)	(604,536)
Additions to equipment leased to others	(960,315)	(833,065)
Proceeds from sales of fixed assets excluding equipment leased to others	47,386	52,473
Proceeds from sales of equipment leased to others	528,749	465,092
Purchases of marketable securities and security investments	(636,030)	(2,412,182)
Proceeds from sales of and maturity of marketable securities and security investments	1,475,877	1,108,741
Payment for additional investments in affiliated companies, net of cash acquired	(45)	(1,020)
Changes in investments and other assets, and other	135,757	(337,454)
Net cash used in investing activities	(1,230,220)	(2,850,184)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,506,990	3,178,310
Payments of long-term debt	(2,704,078)	(2,938,202)
Increase (decrease) in short-term borrowings	406,507	(335,363)
Dividends paid	(439,991)	(172,476)
Purchase of common stock, and other	(70,587)	(10,251)
Net cash provided by (used in) financing activities	698,841	(277,982)
Effect of exchange rate changes on cash and cash equivalents	(129,793)	(8,898)
Net increase (decrease) in cash and cash equivalents	815,733	(578,534)
Cash and cash equivalents at beginning of year	1,628,547	2,444,280
Cash and cash equivalents at end of year	2,444,280	1,865,746

Note:
In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(5) Events and Conditions which Indicate there could be Substantial Doubt about Going Concern Assumption

None

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Summary of significant accounting policies

“Summary of significant accounting policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 24, 2009).  Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of business combinations. This guidance establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, this guidance provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the business combinations on and after the beginning of fiscal year begun on or after December 15, 2008. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In December 2007, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Toyota adopted this guidance from the fiscal year begun on or after December 15, 2008. As a result, noncontrolling interest, formerly reported as minority interest, is reported as shareholders’ equity in the consolidated balance sheets, and the amount of net income attributable to the parent and to the noncontrolling interest are identified and presented in the consolidated statements of income. Since the presentation and disclosure requirements have been applied retrospectively for all periods presented in the consolidated financial statements in which this guidance is applied, certain prior year amounts have been reclassified to conform to this guidance. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In December 2008, FASB issued updated guidance of accounting for and disclosure of compensation. This guidance requires additional disclosures about postretirement benefit plan assets including investment policies and strategies, classes of plan assets, fair value measurements of plan assets, and significant concentrations of risk. Toyota adopted this guidance from the fiscal year ended after December 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2009, FASB issued updated guidance of accounting for and disclosure of investments. This guidance revises the recognition and presentation requirements for other-than-temporary impairments of debt securities, and contains additional disclosure requirements related to debt and equity securities. Toyota adopted this guidance from the fiscal year ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In May 2009, FASB issued updated guidance of accounting for and disclosure of subsequent events. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Toyota adopted this guidance from the fiscal year ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

(7) Additional information

From this consolidated fiscal year, with respect to expenses regarding future recalls and other safety measures, we have employed a comprehensive estimation method that takes into account historical experiences, in addition to a method of specific estimation based on individual occurrences of recalls and other safety measures. This move represents reforms to further instill the operations with a customer perspective, as well as the result of an increase in the number of vehicles that relate to recalls and other safety measures. This change in estimation method has resulted in a decrease in each of operating income and income before income taxes and equity in earnings of affiliated companies by 105,698 million yen for this consolidated fiscal year.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(8) Segment Information

(i)	Segment Operating Results and Assets

FY2009 (As of and for the year ended March 31, 2009)
(Amount: million yen)
	Automotive	Financial Services	All Other	Intersegment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
(1) Sales to external customers	18,550,501	1,355,850	623,219	—	20,529,570
(2) Inter-segment sales and transfers	14,222	21,698	561,728	(597,648)	—
Total	18,564,723	1,377,548	1,184,947	(597,648)	20,529,570
Operating expenses	18,959,599	1,449,495	1,175,034	(593,547)	20,990,581
Operating income (loss)	(394,876)	(71,947)	9,913	(4,101)	(461,011)
Assets	11,716,316	13,631,662	1,131,400	2,582,659	29,062,037
Investment in equity method investees	1,606,013	168,057	—	36,036	1,810,106
Depreciation expenses	1,072,848	389,937	32,385	—	1,495,170
Capital expenditure	1,343,572	883,968	35,334	62,023	2,324,897

FY2010 (As of and for the year ended March 31, 2010)
(Amount: million yen)
	Automotive	Financial Services	All Other	Intersegment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
(1) Sales to external customers	17,187,308	1,226,244	537,421	—	18,950,973
(2) Inter-segment sales and transfers	10,120	19,163	410,194	(439,477)	—
Total	17,197,428	1,245,407	947,615	(439,477)	18,950,973
Operating expenses	17,283,798	998,480	956,475	(435,296)	18,803,457
Operating income (loss)	(86,370)	246,927	(8,860)	(4,181)	147,516
Assets	12,359,404	13,274,953	1,119,635	3,595,295	30,349,287
Investment in equity method investees	1,692,702	129,745	—	44,993	1,867,440
Depreciation expenses	1,018,935	348,820	46,814	—	1,414,569
Capital expenditure	616,216	774,102	21,751	25,532	1,437,601
Note:
Unallocated corporate assets included under “Intersegment Elimination and/or Unallocated Amount” for FY2009 and FY2010 are 3,225,901 million yen and 4,205,402 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii)	Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business
(Amount: million yen)
	FY2009 (As of March 31, 2009)	FY2010 (As of March 31, 2010)	Increase (Decrease)
Assets
(Non-financial services)
Current assets:
Cash and cash equivalents	1,648,143	1,338,821	(309,322)
Marketable securities	494,476	1,783,629	1,289,153
Trade accounts and notes receivable, less allowance for doubtful accounts	1,404,292	1,908,884	504,592
Inventories	1,459,394	1,422,373	(37,021)
Prepaid expenses and other current assets	1,534,119	1,793,622	259,503
Total current assets	6,540,424	8,247,329	1,706,905
Investments and other assets	4,254,126	4,549,658	295,532
Property, plant and equipment	5,504,559	4,996,321	(508,238)
Total assets	16,299,109	17,793,308	1,494,199

(Financial services)
Current assets:
Cash and cash equivalents	796,137	526,925	(269,212)
Marketable securities	850	9,536	8,686
Finance receivables, net	3,891,406	4,209,496	318,090
Prepaid expenses and other current assets	790,901	653,798	(137,103)
Total current assets	5,479,294	5,399,755	(79,539)
Noncurrent finance receivables, net	5,655,545	5,630,680	(24,865)
Investments and other assets	599,701	529,938	(69,763)
Property, plant and equipment	1,897,122	1,714,580	(182,542)
Total assets	13,631,662	13,274,953	(356,709)

(Elimination) Elimination of assets	(868,734)	(718,974)	149,760

(Consolidated)
Total assets	29,062,037	30,349,287	1,287,250

Note: Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Amount: million yen)
	FY2009 (As of March 31, 2009)	FY2010 (As of March 31, 2010)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:
Short-term borrowings	825,029	575,890	(249,139)
Current portion of long-term debt	115,942	289,447	173,505
Accounts payable	1,299,523	1,954,147	654,624
Accrued expenses	1,432,988	1,627,228	194,240
Income taxes payable	47,648	140,210	92,562
Other current liabilities	944,303	931,727	(12,576)
Total current liabilities	4,665,433	5,518,649	853,216
Long-term liabilities:
Long-term debt	850,233	1,095,270	245,037
Accrued pension and severance costs	629,870	672,905	43,035
Other long-term liabilities	444,529	604,903	160,374
Total long-term liabilities	1,924,632	2,373,078	448,446
Total liabilities	6,590,065	7,891,727	1,301,662

(Financial services)
Current liabilities:
Short-term borrowings	3,370,981	3,118,938	(252,043)
Current portion of long-term debt	2,640,104	1,968,908	(671,196)
Accounts payable	10,001	13,063	3,062
Accrued expenses	111,766	113,559	1,793
Income taxes payable	3,650	13,177	9,527
Other current liabilities	515,166	519,011	3,845
Total current liabilities	6,651,668	5,746,656	(905,012)
Long-term liabilities:
Long-term debt	5,592,641	6,060,349	467,708
Accrued pension and severance costs	4,742	5,772	1,030
Other long-term liabilities	491,397	433,641	(57,756)
Total long-term liabilities	6,088,780	6,499,762	410,982
Total liabilities	12,740,448	12,246,418	(494,030)
(Elimination) Elimination of liabilities	(869,213)	(719,301)	149,912
(Consolidated) Total liabilities	18,461,300	19,418,844	957,544

Shareholders’ equity
(Consolidated) Total Toyota Motor Corporation shareholders’ equity	10,061,207	10,359,723	298,516
(Consolidated) Noncontrolling interest	539,530	570,720	31,190
(Consolidated) Total shareholders’ equity	10,600,737	10,930,443	329,706
(Consolidated) Total liabilities and shareholders’ equity	29,062,037	30,349,287	1,287,250

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business
(Amount: million yen)
	FY2009 (For the year ended March 31, 2009)	FY2010 (For the year ended March 31, 2010)	Increase (Decrease)
(Non-financial services)
Net revenues	19,182,161	17,732,143	(1,450,018)
Costs and expenses:	19,568,465	17,828,152	(1,740,313)
Cost of revenues	17,470,791	15,973,442	(1,497,349)
Selling, general and administrative	2,097,674	1,854,710	(242,964)
Operating loss	(386,304)	(96,009)	290,295
Other income (expense), net	(71,925)	144,625	216,550
Income (loss) before income taxes and equity in earnings of affiliated companies	(458,229)	48,616	506,845
Provision for income taxes	(10,152)	42,342	52,494
Equity in earnings of affiliated companies	53,226	109,944	56,718
Net income (loss)	(394,851)	116,218	511,069
Less: Net income (loss) attributable to the noncontrolling interest	26,282	(32,103)	(58,385)
Net income (loss) attributable to Toyota Motor Corporation	(368,569)	84,115	452,684

(Financial services)
Net revenues	1,377,548	1,245,407	(132,141)
Costs and expenses:	1,449,495	998,480	(451,015)
Cost of revenues	994,191	716,997	(277,194)
Selling, general and administrative	455,304	281,483	(173,821)
Operating income (loss)	(71,947)	246,927	318,874
Other expenses, net	(30,233)	(3,923)	26,310
Income (loss) before income taxes and equity in losses of affiliated companies	(102,180)	243,004	345,184
Provision for income taxes	(46,298)	50,362	96,660
Equity in losses of affiliated companies	(10,502)	(64,536)	(54,034)
Net income (loss)	(66,384)	128,106	194,490
Less: Net loss attributable to the noncontrolling interest	(2,004)	(2,653)	(649)
Net income (loss) attributable to Toyota Motor Corporation	(68,388)	125,453	193,841

(Elimination)
Elimination of net income or loss	20	(112)	(132)

(Consolidated)
Net income (loss)	(436,937)	209,456	646,393

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business
(Amount: million yen)
	FY2009 (For the year ended March 31, 2009)	FY2010 (For the year ended March 31, 2010)
(Non-financial services)
Cash flows from operating activities:
Net income (loss)	(394,851)	116,218
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,105,233	1,065,749
Provision for doubtful accounts	(1,663)	1,905
Pension and severance costs, less payments	(21,428)	55
Losses on disposal of fixed assets	68,546	46,661
Unrealized losses on available-for-sale securities, net	220,920	2,486
Deferred income taxes	(132,127)	(14,183)
Equity in earnings of affiliated companies	(53,226)	(109,944)
Changes in operating assets and liabilities, and other	(223,101)	733,338
Net cash provided by operating activities	568,303	1,842,285
Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(1,358,518)	(599,154)
Additions to equipment leased to others	(82,411)	(64,345)
Proceeds from sales of fixed assets excluding equipment leased to others	41,285	46,070
Proceeds from sales of equipment leased to others	55,896	36,668
Purchases of marketable securities and security investments	(418,342)	(2,310,912)
Proceeds from sales of and maturity of marketable securities and security investments	1,295,561	1,012,781
Payment for additional investments in affiliated companies, net of cash acquired	(45)	(1,020)
Changes in investments and other assets, and other	129,834	(259,089)
Net cash used in investing activities	(336,740)	(2,139,001)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	545,981	492,300
Payments of long-term debt	(150,097)	(77,033)
Increase (decrease) in short-term borrowings	138,387	(249,238)
Dividends paid	(439,991)	(172,476)
Purchase of common stock, and other	(70,587)	(10,251)
Net cash provided by (used in) financing activities	23,693	(16,698)
Effect of exchange rate changes on cash and cash equivalents	(80,214)	4,092
Net increase (decrease) in cash and cash equivalents	175,042	(309,322)
Cash and cash equivalents at beginning of year	1,473,101	1,648,143
Cash and cash equivalents at end of year	1,648,143	1,338,821

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Amount: million yen)
	FY2009 (For the year ended March 31, 2009)	FY2010 (For the year ended March 31, 2010)
(Financial services)
Cash flows from operating activities:
Net income (loss)	(66,384)	128,106
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	389,937	348,820
Provision for doubtful accounts and credit losses	259,096	98,870
Pension and severance costs, less payments	470	1,199
Losses on disposal of fixed assets	136	276
Deferred income taxes	(62,871)	39,759
Equity in losses of affiliated companies	10,502	64,536
Changes in operating assets and liabilities, and other	186,234	133,275
Net cash provided by operating activities	717,120	814,841
Cash flows from investing activities:
Additions to finance receivables	(14,230,272)	(13,492,119)
Collection of and proceeds from sales of finance receivables	13,959,045	13,107,531
Additions to fixed assets excluding equipment leased to others	(6,064)	(5,382)
Additions to equipment leased to others	(877,904)	(768,720)
Proceeds from sales of fixed assets excluding equipment leased to others	6,101	6,403
Proceeds from sales of equipment leased to others	472,853	428,424
Purchases of marketable securities and security investments	(217,688)	(101,270)
Proceeds from sales of and maturity of marketable securities and security investments	180,316	95,960
Changes in investments and other assets, and other	(2,091)	102,497
Net cash used in investing activities	(715,704)	(626,676)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,030,029	2,733,465
Payments of long-term debt	(2,580,637)	(2,926,308)
Increase (decrease) in short-term borrowings	239,462	(251,544)
Net cash provided by (used in) financing activities	688,854	(444,387)
Effect of exchange rate changes on cash and cash equivalents	(49,579)	(12,990)
Net increase (decrease) in cash and cash equivalents	640,691	(269,212)
Cash and cash equivalents at beginning of year	155,446	796,137
Cash and cash equivalents at end of year	796,137	526,925

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	(129,793)	(8,898)
Net increase (decrease) in cash and cash equivalents	815,733	(578,534)
Cash and cash equivalents at beginning of year	1,628,547	2,444,280
Cash and cash equivalents at end of year	2,444,280	1,865,746

Note:
In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(iii) Geographic information

FY2009 (As of and for the year ended March 31, 2009)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Intersegment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
(1) Sales to external customers	7,471,916	6,097,676	2,889,753	2,450,412	1,619,813	—	20,529,570
(2) Inter-segment sales and transfers	4,714,821	125,238	123,375	268,917	263,087	(5,495,438)	—
Total	12,186,737	6,222,914	3,013,128	2,719,329	1,882,900	(5,495,438)	20,529,570
Operating expenses	12,424,268	6,613,106	3,156,361	2,543,269	1,795,252	(5,541,675)	20,990,581
Operating income (loss)	(237,531)	(390,192)	(143,233)	176,060	87,648	46,237	(461,011)
Assets	11,956,431	10,685,466	2,324,528	1,547,890	1,446,505	1,101,217	29,062,037

FY2010 (As of and for the year ended March 31, 2010)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Intersegment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
(1) Sales to external customers	7,314,813	5,583,228	2,082,671	2,431,648	1,538,613	—	18,950,973
(2) Inter-segment sales and transfers	3,905,490	87,298	64,378	223,679	135,248	(4,416,093)	—
Total	11,220,303	5,670,526	2,147,049	2,655,327	1,673,861	(4,416,093)	18,950,973
Operating expenses	11,445,545	5,585,036	2,180,004	2,451,800	1,558,287	(4,417,215)	18,803,457
Operating income (loss)	(225,242)	85,490	(32,955)	203,527	115,574	1,122	147,516
Assets	12,465,677	10,223,903	2,060,962	1,925,126	1,803,703	1,869,916	30,349,287
Note:	1.
Unallocated corporate assets included under “Intersegment Elimination and/or Unallocated Amount” for FY2009 and FY2010 are 3,225,901 million yen and 4,205,402 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

2.	“Other”consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(iv) Overseas Sales

FY2009 (For the year ended March 31, 2009)
(Amount: million yen)
	North America	Europe	Asia	Other	Total
I Overseas sales	6,294,230	2,861,351	2,530,352	3,421,881	15,107,814
II Consolidated sales	—	—	—	—	20,529,570
III Ratio of overseas sales	%	%	%	%	%
to consolidated sales	30.7	13.9	12.3	16.7	73.6

FY2010 (For the year ended March 31, 2010)
(Amount: million yen)
	North America	Europe	Asia	Other	Total
I Overseas sales	5,718,381	2,023,280	2,641,471	2,838,671	13,221,803
II Consolidated sales	—	—	—	—	18,950,973
III Ratio of overseas sales	%	%	%	%	%
to consolidated sales	30.2	10.7	13.9	15.0	69.8
Note:	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

7. Unconsolidated Financial Statements

(1) Balance Sheets
(Amount: million yen)
	FY2009 (As of March 31, 2009)	FY2010 (As of March 31, 2010)	Increase (Decrease)
Assets
Current assets
Cash and deposits	24,067	43,181	19,114
Trade accounts receivable	565,881	1,108,417	542,536
Marketable securities	1,223,909	2,177,316	953,407
Finished goods	89,164	120,817	31,653
Work in process	112,289	72,720	(39,569)
Raw materials and Supplies	77,856	59,653	(18,203)
Income taxes receivable	205,275	5,255	(200,020)
Short-term loans	732,141	383,137	(349,004)
Deferred tax assets	219,710	318,318	98,608
Others	296,882	546,986	250,104
Less: allowance for doubtful accounts	(5,800)	(1,700)	4,100
Total current assets	3,541,378	4,834,106	1,292,728
Fixed assets
Property, plant and equipment
Buildings, net	437,187	412,666	(24,521)
Structures, net	50,760	46,802	(3,958)
Machinery and equipment, net	405,650	291,059	(114,591)
Vehicle and delivery equipment, net	23,048	18,948	(4,100)
Tools, furniture and fixtures, net	106,928	76,076	(30,852)
Land	393,454	399,664	6,210
Construction in progress	82,070	93,159	11,089
Total property, plant and equipment	1,499,100	1,338,377	(160,723)
Investments and other assets
Investments in securities	1,418,415	1,529,014	110,599
Investments in subsidiaries and affiliates	1,958,143	1,911,791	(46,352)
Long-term loans	397,882	460,362	62,480
Deferred tax assets	176,307	128,684	(47,623)
Others	195,035	170,239	(24,796)
Less: allowance for doubtful accounts	(22,600)	(21,800)	800
Total investments and other assets	4,123,183	4,178,292	55,109
Total fixed assets	5,622,283	5,516,670	(105,613)
Total assets	9,163,662	10,350,776	1,187,114

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Amount: million yen)
	FY2009 (As of March 31, 2009)	FY2010 (As of March 31, 2010)	Increase (Decrease)
Liabilities
Current liabilities
Trade notes payable	585	894	309
Trade accounts payable	520,731	1,023,947	503,216
Current portion of long-term borrowings	150,000	150,000
Current portion of bonds	—	50,000	50,000
Other payables	376,129	297,681	(78,448)
Accrued expenses	448,887	634,221	185,334
Deposits received	122,901	352,914	230,013
Others	14,482	25,540	11,058
Total current liabilities	1,483,718	2,535,200	1,051,482
Long-term liabilities
Bonds	450,000	530,000	80,000
Long-term borrowings	300,000	363,185	63,185
Allowance for retirement benefits	274,445	270,635	(3,810)
Others	3,581	14,063	10,482
Total long-term liabilities	1,028,026	1,177,884	149,858
Total liabilities	2,511,745	3,713,084	1,201,339
Net assets
Shareholders’ equity
Common stock	397,049	397,049	－
Capital surplus
Capital reserve	416,970	416,970	－
Other capital surplus	1,287	1,132	(155)
Total capital surplus	418,258	418,103	(155)
Retained earnings

Legal reserve	99,454	99,454	－
Other retained earnings
Reserve for losses on overseas investments	25	12	(12)
Reserve for special depreciation	2,573	1,791	(781)
Reserve for reduction of acquisition cost of fixed assets	8,451	8,462	11
General reserve	6,340,926	6,340,926	－
Retained earnings carried forward	550,634	405,130	(145,504)
Total retained earnings	7,002,065	6,855,777	(146,287)
Less: treasury stock	(1,279,189)	(1,278,708)	481
Total shareholders’ equity	6,538,184	6,392,222	(145,961)
Valuation and translation adjustments
Net unrealized gains on other securities	106,158	236,133	129,974
Deferred hedge gains or losses	517	186	(331)
Total valuation and translation adjustments	106,676	236,319	129,643
Stock acquisition rights	7,055	9,149	2,093
Total net assets	6,651,917	6,637,692	(14,224)
Total liabilities and net assets	9,163,662	10,350,776	1,187,114

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(2) Statements of Income
(Amount: million yen)
	FY2009 (April 1, 2008 through March 31, 2009)	FY2010 (April 1, 2009 through March 31, 2010)	Increase (Decrease)
Net revenues	9,278,483	8,597,872	(680,611)
Cost of sales	8,332,566	7,866,781	(465,785)
Gross profit	945,917	731,090	(214,827)
Selling, general and administrative expenses	1,133,836	1,059,151	(74,685)
Operating loss	(187,918)	(328,061)	(140,143)
Non-operating income
Interest income	58,548	40,326	(18,222)
Dividend income	388,925	242,562	(146,363)
Others	193,409	111,856	(81,553)
Total non-operating income	640,884	394,745	(246,139)
Non-operating expenses
Interest expenses	7,858	14,839	6,981
Others	262,511	128,966	(133,545)
Total non-operating expenses	270,370	143,805	(126,565)
Ordinary income (loss)	182,594	(77,120)	(259,714)
Income (loss) before income taxes	182,594	(77,120)	(259,714)
Income taxes – current	23,500	(3,600)	(27,100)
Income taxes – deferred	102,444	(99,708)	(202,152)
Net income	56,649	26,188	(30,461)

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(3) Changes in net assets
(Amount: million yen)
	FY2009 (April 1, 2008 through March 31, 2009)	FY2010 (April 1, 2009 through March 31, 2010)
Shareholders’ equity
Common stock
Balance at the end of previous period	397,049	397,049
Balance at the end of current period	397,049	397,049
Capital surplus
Capital reserve
Balance at the end of previous period	416,970	416,970
Balance at the end of current period	416,970	416,970
Other capital surplus
Balance at the end of previous period	—	1,287
Changes of items during the period
Reissuance of common stock	1,287	(155)
Total changes of items during the period	1,287	(155)
Balance at the end of current period	1,287	1,132
Total capital surplus
Balance at the end of previous period	416,970	418,258
Changes of items during the period
Reissuance of common stock	1,287	(155)
Total changes of items during the period	1,287	(155)
Balance at the end of current period	418,258	418,103
Retained earnings
Legal reserve
Balance at the end of previous period	99,454	99,454
Balance at the end of current period	99,454	99,454
Other retained earnings
Reserve for losses on overseas investments
Balance at the end of previous period	71	25
Changes of items during the period
Reversal of reserve for losses on overseas investments	(46)	(12)
Total changes of items during the period	(46)	(12)
Balance at the end of current period	25	12
Reserve for special depreciation
Balance at the end of previous period	2,453	2,573
Changes of items during the period
Appropriation to reserve for special depreciation	1,031	379
Reversal of reserve for special depreciation	(910)	(1,160)
Total changes of items during the period	120	(781)
Balance at the end of current period	2,573	1,791

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Amount: million yen)
	FY2009 (April 1, 2008 through March 31, 2009)	FY2010 (April 1, 2009 through March 31, 2010)
Reserve for reduction of acquisition cost of fixed assets
Balance at the end of previous period	8,497	8,451
Changes of items during the period
Appropriation to reserve for reduction of acquisition cost of fixed assets	—	30
Reversal of reserve for reduction of acquisition cost of fixed assets	(46)	(19)
Total changes of items during the period	(46)	11
Balance at the end of current period	8,451	8,462
General reserve
Balance at the end of previous period	6,340,926	6,340,926
Balance at the end of current period	6,340,926	6,340,926
Retained earnings carried forward
Balance at the end of previous period	934,004	550,634
Changes of items during the period
Reversal of reserve for losses on overseas investments	46	12
Appropriation to reserve for special depreciation	(1,031)	(379)
Reversal of reserve for special depreciation	910	1,160
Appropriation to reserve for reduction of acquisition cost of fixed assets	—	(30)
Reversal of reserve for reduction of acquisition cost of fixed assets	46	19
Dividends paid	(439,991)	(172,476)
Net income	56,649	26,188
Total changes of items during the period	(383,370)	(145,504)
Balance at the end of current period	550,634	405,130
Total retained earnings
Balance at the end of previous period	7,385,407	7,002,065
Changes of items during the period
Dividends paid	(439,991)	(172,476)
Net income	56,649	26,188
Total changes of items during the period	(383,342)	(146,287)
Balance at the end of current period	7,002,065	6,855,777
Treasury stock
Balance at the end of previous period	(1,212,681)	(1,279,189)
Changes of items during the period
Purchase of common stock	(73,901)	(165)
Reissuance of common stock	7,393	646
Total changes of items during the period	(66,508)	481
Balance at the end of current period	(1,279,189)	(1,278,708)
Total shareholders’ equity
Balance at the end of previous period	6,986,746	6,538,184
Changes of items during the period
Dividends paid	(439,991)	(172,476)
Net income	56,649	26,188
Purchase of common stock	(73,901)	(165)
Reissuance of common stock	8,681	491
Total changes of items during the period	(448,562)	(145,961)
Balance at the end of current period	6,538,184	6,392,222

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Amount: million yen)
	FY2009 (April 1, 2008 through March 31, 2009)	FY2010 (April 1, 2009 through March 31, 2010)
Valuation and translation adjustments
Net unrealized gains on other securities
Balance at the end of previous period	310,604	106,158
Changes of items during the period
Net changes of items other than shareholders’ equity	(204,445)	129,974
Total changes of items during the period	(204,445)	129,974
Balance at the end of current period	106,158	236,133
Deferred hedge gains or losses
Balance at the end of previous period	867	517
Changes of items during the period
Net changes of items other than shareholders’ equity	(349)	(331)
Total changes of items during the period	(349)	(331)
Balance at the end of current period	517	186
Total valuation and translation adjustments
Balance at the end of previous period	311,472	106,676
Changes of items during the period
Net changes of items other than shareholders’ equity	(204,795)	129,643
Total changes of items during the period	(204,795)	129,643
Balance at the end of current period	106,676	236,319
Stock acquisition rights
Balance at the end of previous period	4,183	7,055
Changes of items during the period
Net changes of items other than shareholders’ equity	2,872	2,093
Total changes of items during the period	2,872	2,093
Balance at the end of current period	7,055	9,149
Total net assets
Balance at the end of previous period	7,302,401	6,651,917
Changes of items during the period
Dividends paid	(439,991)	(172,476)
Net income	56,649	26,188
Purchase of common stock	(73,901)	(165)
Reissuance of common stock	8,681	491
Net changes of items other than shareholders’ equity	(201,922)	131,736
Total changes of items during the period	(650,484)	(14,224)
Balance at the end of current period	6,651,917	6,637,692

TOYOTA MOTOR CORPORATION  FY2010 Financial Summary
(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(4) Events and Conditions which Indicate there could be Substantial Doubt about Going Concern Assumption

None

(5) Additional information

From this fiscal year, with respect to expenses regarding future recalls and other safety measures, we have employed a comprehensive estimation method that takes into account historical experiences, in addition to a method of specific estimation based on individual occurrences of recalls and other safety measures. This move represents reforms to further instill the operations with a customer perspective, as well as the result of an increase in the number of vehicles that relate to recalls and other safety measures.
This change in estimation method has resulted in an increase in each of operating loss, ordinary loss and loss before income taxes by 105,698 million yen for this consolidated fiscal year.